Exhibit 99.1

NewsRelease

President Trump affirms support for Keystone XL project

Washington, D.C. - March 29, 2019 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today thanked President Donald Trump for affirming his support for the Keystone XL pipeline project by issuing a new Presidential Permit.

The president’s action today clarifies the national importance of Keystone XL and aims to bring more than 10 years of environmental review to closure.

“President Trump has been clear that he wants to create jobs and advance U.S. energy security and the Keystone XL pipeline does both of those things,” said Russ Girling, TransCanada’s president and chief executive officer. “We thank President Trump for his leadership and steadfast support to enable the advancement of this critical energy infrastructure project for North America.”

“The magnitude of the work on this project has been extensive. The Keystone XL pipeline has been studied more than any other pipeline in history and the environmental reviews are clear - the project can be built and operated in an environmentally sustainable and responsible way,” added Girling.

Keystone XL will create thousands of jobs and deliver economic benefits across North America while being the safest, most efficient and environmentally sound way to move crude oil to the U.S. Gulf Coast.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth

Quarter 2018 Financial Highlights release and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Terry Cunha / Robynn Tysver
800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522